UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

Medgenics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

58436Q203
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58436Q203

1.	Names of Reporting Persons Andrew Pearlman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA and Israel

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,250,696*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,250,696*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,250,696*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.4%**

12.	Type of Reporting Person (See Instructions) IN

* Consists of (i) 33,562 shares of common stock, 182,806 shares of common stock subject to options exercisable at $2.49 per share expiring on 3/31/16, 91,403 shares of common stock subject to options exercisable at $7.35 per share expiring on 11/14/12 and 705,190 shares of common stock subject to warrants exercisable having an exercise price of $2.49 per share expiring on 3/31/16 held directly by the reporting person; (ii) 94 shares of common stock held by the reporting person’s spouse; (iii) 150,000 shares of common stock subject to warrants exercisable at $2.49 per share expiring on 3/31/16 held by the Pearlman Family Trust U/A/D February 14, 2011, Andrew Pearlman and Debbie Pearlman as Trustee, for the benefit of the reporting person’s children; (iv) 50,000 shares of common stock subject to warrants exercisable at $2.49 per share expiring on 3/31/16 held by the Pearlman Friends and Family Trust U/A/D February 14, 2011, Andrew Pearlman and Debbie Pearlman as Trustee, for the benefit of the reporting person’s family and friends; and (v) 1,719 shares of common stock and 35,922 shares of common stock subject to warrants exercisable at $0.0002 per share expiring on 3/31/16 held by ADP Holding, an entity controlled by the reporting person.

** Based on 9,757,725 shares of common stock outstanding as of February 7, 2012, plus 1,215,321 shares underlying the options and warrants beneficially owned by the reporting person.

Item 1.

(a)	Name of Issuer

Medgenics, Inc., a Delaware corporation

(b)	Address of Issuer’s Principal Executive Offices

555 California Street, Suite 365
San Francisco, California 94104

ITEM 2.

(a)	Name of Person Filing

Andrew Pearlman

(b)	Address of Principal Business Office or, if none, Residence

Andrew Pearlman
c/o Medgenics, Inc.
555 California Street, Suite 365
San Francisco, California 94104

(c)	Citizenship

The reporting person is a citizen of the United States of America and Israel.

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

(e)	CUSIP Number

58436Q203

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

ITEM 4.	Ownership

(a) Amount beneficially owned: See Row 9 on the cover page hereto.
(b) Percent of class: See Row 11 on the cover page hereto.
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote: See Row 5 on the cover page hereto.
(ii) Shared power to vote or direct the vote: See Row 6 on the cover page hereto.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 on the cover page hereto.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 on the cover page hereto.

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not Applicable.

ITEM 9.	Notice of Dissolution of Group

Not Applicable.

ITEM 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012

/s/ Andrew Pearlman
Andrew Pearlman